

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
T. 403-298-2200
www.enerplus.com

February 3, 2021

Enerplus Closes Previously Announced Bought Deal Offering of Common Shares

CALGARY, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF, NYSE: ERF) is pleased to announce that it has closed the equity offering (the "**Offering**") previously announced on January 25, 2021. Upon closing of the Offering, a total of 33,062,500 Common Shares ("**Common Shares**") were issued at a price of C$4.00 per Common Share for gross proceeds of C$132,250,000. This includes 4,312,500 Common Shares issued pursuant to the exercise by the underwriters of the over-allotment option in full. The syndicate of underwriters was led by RBC Capital Markets and BMO Capital Markets. The net proceeds of the Offering, together with US$400 million to be drawn on a new three-year term loan obtained by Enerplus in connection with the previously announced proposed acquisition of Bruin E&P HoldCo, LLC (the "**Acquisition**"), are intended to be used to finance the US$465 million purchase price for the Acquisition, and to fund capital expenditures on the acquired properties and other expenses in connection with the Acquisition. If, however, the Acquisition is not completed, the net proceeds from the Offering will be used to partially fund capital expenditures, as well as the repayment of near-term maturities on the Company's senior notes and for other general corporate purposes.

The Common Shares were offered by way of a prospectus supplement to Enerplus' final short form base shelf prospectus filed in all of the provinces and territories of Canada, and were also offered by way of private placement to qualified institutional buyers in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, (the "**U.S. Securities Act**").

The securities offered have not been registered under the U.S. Securities Act, as amended, or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Forward-Looking Information and Statements
This press release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this press release contains forward-looking information pertaining to the anticipated completion of the Acquisition and term loan financing, including expected size, terms and completion thereof.

The forward-looking information contained in this press release reflects several material factors and expectations and assumptions of Enerplus including, without limitation, that the Acquisition will be completed substantially on the terms and within the timeline described in this press release. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations, and assumptions will prove to be correct. The forward-looking information included in this press release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to complete the Acquisition, at all or on terms or within the timeline described in this press release, and other risks detailed from time to time in the Corporation's public disclosure documents. Enerplus assumes no obligation to update any forward-looking statements, unless otherwise required by law.